February 6, 2012

VIA EDGAR – CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Delcath Systems, Inc.

Registration Statement on Form S-3

Filed December 29, 2011

File No. 333-178819

Dear Ms. Ravitz:

This letter is being submitted in response to the Securities and Exchange Commission’s (the “Commission”) letter dated January 20, 2012 (the “Comment Letter”), regarding the staff of the Commission’s (the “Staff”) review of Delcath System, Inc.’s (the “Company”) Registration Statement on Form S-3 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (the “Amendment”), as filed with the Commission on the date hereof, includes changes made in response to the Staff’s comments set forth in the Comment Letter.

The Company’s responses to the Staff’s comments set forth below correspond to the numbers assigned to each comment in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

810 Seventh Avenue, 35th Fl., New York, NY 10019 | Tele: 212-489-2100 | Fax: 212-489-2102

Amanda Ravitz

Securities and Exchange Commission

February 6, 2012

Prospectus Summary, page 1

1.	Please quantify in this section your history of losses. Also, please disclose in this section the source of the funds you are using to currently operate your business.

The disclosure on page 1 has been revised in response to the Staff’s comment.

2.	Please expand your summary to disclose the current regulatory status of your potential product with the Food and Drug Administration.

The disclosure on page 1 has been revised in response to the Staff’s comment.

Signatures

3.	Please indicate who signed your document in the capacity of principal accounting officer or controller.

The Company’s Vice President, Controller & Principal Accounting Officer has signed the document in response to the Staff’s comment.

We appreciate your feedback on the Registration Statement. If you have further comments or questions related to our response to your letter, please call me at (212) 489-2100 (ext. 248).

Sincerely,

/s/ Peter J. Graham

Peter J. Graham

Executive Vice President,

General Counsel